EXHIBIT 99.1

ECMOHO Limited Announces Third Quarter 2021 Unaudited Financial Results

SHANGHAI, China, Nov. 30, 2021 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO”, “we” or the “Company”), an integrated solutions provider in the health and wellness market in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operational Highlights

  Number of brands offered by the Company increased to 41 as of September 30, 2021 from 39 as of June 30, 2021.
  Number of brand partners offered by the Company increased to 30 as of September 30, 2021 from 28 as of June 30, 2021.
  The cumulative number of partnered healthcare experts and KOLs grew from 1,216 as of September 30, 2020 to 1,591 as of September 30, 2021.
  The number of cumulative paying consumers1 was 12.3 million as of September 30, 2021 as compared to 10.5 million as of September 30, 2020.
  Repeat purchase rate2 reached 38.5% in the third quarter ended September 30, 2021 as compared to 36.8% in the third quarter ended September 30, 2020.
  During the third quarter ended September 30, 2021, we launched three healthcare and wellness flagship stores to operate on Kuaishou platform, and our live streaming events generated GMV3 of approximately RMB 2.6 million.

1 “Cumulative paying consumers” refers to the customers who have placed one or more orders purchasing products through our self-operated flagship stores on third-party e-commerce platforms, and the Company's channels on Douyin.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

3 “GMV” refers to the gross merchandise volume that includes value added tax and value of the goods that are returned.

Third Quarter 2021 Financial Highlights

  Net revenues in the third quarter of 2021 were US$28.3 million, as compared to US$71.5 million in the same quarter of last year mainly due to the decrease of product sales.
  Product sales revenue in the third quarter of 2021 was US$27.5 million, as compared to US$69.3 million in the same quarter of last year, primarily due to the Company’s quality-drive growth strategy to selectively cooperate with brands having higher profit margin.
  Services revenue was US$740,577, as compared to US$2.2 million in the same quarter of last year.
  Gross margin rate increased to 22.7% in the third quarter of 2021 from 17.7% in the same quarter of last year. Gross margin rate of product sales increased to 21.9% in the third quarter of 2021 from 17.5% in the same quarter of last year primarily due to fewer lower-margin brands in the Company’s brand portfolio. Gross margin rate of services increased to 53.1% in the third quarter of 2021 from 24.5% in the same quarter of last year due to the increased proportion of high-margin third-party service revenue.

Ms. Zoe Wang, Chairwoman and Chief Executive Officer of ECMOHO Limited, commented, “China’s retail sales growth is far slower than expected in the third quarter of 2021 and the recovery in consumer spending is lagging behind the recovery in income, indicating a decline in consumer confidence. However, consumer’s spending on health products has continued to rise unabated, leading to opportunities for integrated solutions providers in China’s health and wellness market. Leveraging the growing market opportunities, we recently expanded eye healthcare offerings with the launch of eye healthcare products and solutions on Pinduoduo’s platform. We also engaged a premium supplement and nutrition brand with top-notch ingredients, which we believe will not only meet the high expectations of consumers, but will also become an important growth driver going forward. These efforts reaffirm our mission to improve the health and well-being of consumers in China.”

Mr. Xin Li, Chief Financial Officer, commented, “During the third quarter, against the backdrop of our brands portfolio optimization and passed e-commerce peak season, we took deliberate measures to manage our budget, which, although led to a revenue decrease, resulted in better gross margins of product sales. These optimization dynamics will gradually normalize as we plan well for transition of this year’s optimizing strategy to next year’s sustainable growth.”

Third Quarter 2021 Financial Results

Total net revenues were US$28.3 million in the third quarter ended September 30, 2021, as compared to US$71.5 million in the same quarter of last year.

  Product sales revenue was US$27.5 million in the third quarter ended September 30, 2021, as compared to US$69.3 million in the same quarter of last year. The decrease in product sales revenue was mainly due to (1) weakened demand for mother and children care category and (2) the impact of the Company’s growth strategy to optimize brands portfolio in order to achieve quality growth.
  Services revenue was US$740,577 in the third quarter ended September 30, 2021, as compared to US$2.2 million in the same quarter of last year. The decrease was primarily due to the decline of services for outbound brands.

Cost of revenue was US$21.8 million, representing a decrease of 62.8% from US$58.8 million in the same quarter of last year. The decrease was mainly attributed to the decline in product sales.

Operating expenses were US$10.0 million, representing a decrease of 40.6% from US$16.9 million in the same quarter of last year, as we continued to control costs and optimize our operations. The decrease was mainly attributable to the decrease of fulfillment expenses and sales and marketing expenses. Detailed factors of the changes are as follows:

  Fulfillment expenses were US$2.1 million, representing a decrease of 39.0% from US$3.4 million in the same quarter of last year. The decrease was primarily due to decreased warehouse and logistics expenses as result of lower product sales in the third quarter of 2021.
  Sales and marketing expenses were US$5.2 million, representing a decrease of 49.2% from US$10.2 million in the same quarter of last year. The decrease was primarily due to (1) decreased business promotion expenses and platform fees due to lower product sales in the third quarter of 2021, and (2) reduced employee-related expenses due to the Company’s efforts to optimize workforce.
  General and administrative expenses were US$2.5 million, representing a decrease of 18.1% from US$3.0 million in the same quarter of last year. The decrease was primarily due to (1) decreased employee-related expenses due to workforce optimization, and (2) decreased professional service fees, such as audit fees and consulting fees.
  Research and development expenses were US$260,851 and US$293,780 for the three months ended September 30, 2020 and 2021, respectively.

Operating loss was US$3.6 million, as compared to an operating loss of US$4.2 million in the same quarter of last year.

Non-GAAP operating loss was US$2.5 million, as compared to Non-GAAP operating loss of US$4.0 million in the same quarter of last year.

Net loss was US$3.8 million, as compared to a net loss of US$4.1 million in the same quarter of last year, as results of the factors described above.

Non-GAAP net loss was US$2.7 million, as compared to Non-GAAP net loss of US$3.9 million in the same quarter of last year.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Tuesday, November 30, 2021 (9:00 a.m. Beijing time on Wednesday, December 1, 2021).

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, direct event passcode and a set of participant dial-in numbers to join the conference call.

Conference ID：2929319
Direct Event online registration: http://apac.directeventreg.com/registration/event/2929319

The replay will be accessible through December 7, 2021 by dialing the following numbers:

INTERNATIONAL:	+61 2 8199 0299
TOLL FREE:
China 800 (Mandarin Language)	8008700206
China 400	4006322162
China 400 (Mandarin Language)	4006022065
China 800	8008700205
Hong Kong	800963117
Taiwan	00801232482
United Kingdom	08082340072
United States	18554525696

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.ecmoho.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP operating income (loss) and non-GAAP net income (loss), as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP operating income (loss) is operating income (loss) excluding the impact of share-based compensation expenses and severance expenses. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and severance expenses.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP operating income (loss) and non-GAAP net income (loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and severance expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating income (loss) and non-GAAP net income (loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and severance expenses have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP operating income (loss) and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP operating income (loss) and non-GAAP net income (loss) should not be considered in isolation from or as an alternative to operating income (loss) and net income (loss), or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.” All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. The exchange rate used for translation on September 30, 2021, December 31, 2020 and September 30, 2020 was US$1.00 to RMB6.4854, US$1.00 to RMB6.5249 and US$1.00 to RMB6.8101, respectively, representing the index rates stipulated by the People’s Bank of China on such date.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its expectations for Company performance in 2021, its strategy and industry outlook are forward-looking statements and are inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is an integrated solutions provider in the health and wellness market in China. The company curates and sells the best global brands and quality products to Chinese health-conscious consumers. Our technology, network and expertise in marketing and distribution empower us to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Ms.Yvonne Xu

Email: IR@ecmoho.com

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of December 31, 2020	As of September 30, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	45,284	39,154
Accounts receivable, net	42,006	33,853
Inventories	33,263	31,886
Prepayments and other current assets	9,200	6,318
Loan receivable	646	-
Total current assets	130,399	111,211
Property and equipment, net	967	754
Intangible assets, net	565	482
Operating lease right-of-use assets	2,434	3,181
Long-term investments	5,904	7,358
Deferred tax assets, net	829	835
Other non-current assets	1,530	1,182
Total assets	142,628	125,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	16,943	11,606
Accounts payable	24,191	18,505
Amounts due to related parties	9,401	7,186
Advances from customers	731	972
Operating lease liabilities, current	411	849
Salary and welfare payable	821	536
Tax payable	3,574	2,806
Accrued liabilities and other current liabilities	5,039	4,129
Total current liabilities	61,111	46,589
Deferred taxes liabilities	24	10
Operating lease liabilities, non-current	1,939	2,405
Total liabilities	63,074	49,004

Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	108,370	118,671
Accumulated other comprehensive income	4,037	3,590
Accumulated deficit	(32,855)	(46,235)
Total ECMOHO Limited shareholders’ equity	79,554	76,028
Non-controlling interests	-	(29)
Total shareholders’ equity	79,554	75,999
Total liabilities and shareholders’ equity	142,628	125,003

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	US$	US$	US$	US$
Net revenues	71,450	28,255	233,087	98,139
Cost of revenue	(58,791)	(21,848)	(192,395)	(78,232)
Gross profit	12,659	6,407	40,692	19,907
Operating expenses(1):
Fulfillment expenses	(3,392)	(2,070)	(11,776)	(6,697)
Sales and marketing expenses	(10,195)	(5,176)	(31,560)	(18,624)
General and administrative expenses	(3,039)	(2,488)	(9,487)	(7,114)
Research and development expenses	(261)	(294)	(895)	(896)
Other operating income	-	-	16	-
Total operating expenses	(16,887)	(10,028)	(53,702)	(33,331)
Operating loss	(4,228)	(3,621)	(13,010)	(13,424)
Finance expense, net	(519)	(422)	(2,207)	(1,513)
Foreign exchange income, net	416	93	304	1,315
Other income, net	188	162	1,717	263
Loss before income tax (expenses)/benefits	(4,143)	(3,788)	(13,196)	(13,359)
Income tax (expenses)/benefits	17	5	26	(50)
Net loss	(4,126)	(3,783)	(13,170)	(13,409)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	(5)	(31)	(271)	(29)
Net loss attributable to ECMOHO Limited	(4,121)	(3,752)	(12,899)	(13,380)

Net loss per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.03)	(0.02)	(0.09)	(0.09)
—diluted	(0.03)	(0.02)	(0.09)	(0.09)

Net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.12)	(0.09)	(0.37)	(0.36)
—diluted	(0.12)	(0.09)	(0.37)	(0.36)

Weighted average number of Ordinary Shares
—basic	139,786,746	168,783,778	139,651,735	150,500,392
—diluted	139,786,746	168,783,778	139,651,735	150,500,392

(1)Share-based compensation expenses and severance expenses are allocated in operating expenses items as follows:

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	US$	US$	US$	US$

Fulfillment expenses	5	16	11	71
Sales and marketing expenses	32	249	227	1,361
General and administrative expenses	220	842	661	1,136
Research and development expenses	4	18	10	90
Total Share-based compensation expenses and Severance expenses	261	1,125	909	2,658

ECMOHO LIMITED
Reconciliations of GAAP and Non-GAAP Results
(In thousands of U.S. dollars)

	For Three Months Ended		For Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	US$	US$	US$	US$

Operating loss	(4,228)	(3,621)	(13,010)	(13,424)
Add: Share-based compensation expenses Add: Severance expenses	261	732 393	909	2,265 393
Non-GAAP Operating loss	(3,967)	(2,496)	(12,101)	(10,766)

Net loss	(4,126)	(3,783)	(13,170)	(13,409)
Add: Share-based compensation expenses Add: Severance expenses	261	732 393	909	2,265 393
Non-GAAP Net loss	(3,865)	(2,658)	(12,261)	(10,751)